EXHIBIT 99.1

Enthusiast Gaming Expands Credit Facilities

Amended and Restated Credit Facilities to Provide up to $7.0 Million of Additional Liquidity to Execute Business Strategy

LOS ANGELES, Oct. 12, 2023 (GLOBE NEWSWIRE) -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (NASDAQ: EGLX; TSX: EGLX), the leading gaming media and entertainment company in North America, today announced that it has entered into an amended and restated commitment letter (the “Amendment”) with its primary lender in relation to its term and operating credit facilities (collectively, the “Facilities”) to provide up to $7.0 million of additional liquidity.

The additional liquidity provided by the Amendment will be derived as follows:

  A $2.5 million increase of the operating facility from $5.0 million to $7.5 million;
  A six-month deferral on principal repayments under the term facility, providing the Company with approximately $2.0 million of additional liquidity over the principal-deferral period; and
  The ability to increase the limit of the operating facility by an additional $2.5 million upon the Company maintaining certain metrics relating to its borrowing base, subject to lender approval.

In addition, the Amendment extends the maturity of the Facilities from December 31, 2024, to June 30, 2025. It is a condition of the Amendment that a minimum of $2.5 million of the operating facility shall be guaranteed by Export Development Canada (“EDC”) pursuant to the terms of EDC’s standard documentation.

Nick Brien, CEO of Enthusiast Gaming, commented, “This new financing strengthens our financial position with up to $7 million of additional liquidity over the coming months as we execute on our business plans and target our goal of profitability in Q4 2023. We appreciate the long-standing support and partnership of our lender which serves as a vote of confidence in the quality of our assets and strategy.”

The Amendment includes related modifications of certain financial covenants pertaining to the Company, and remains subject to customary closing conditions, including receipt of the EDC guarantee. The remaining terms, conditions, and covenants of the Facilities, including the security provided in respect thereof, remain materially consistent with the terms, conditions, and covenants of the Facilities prior to the Amendment, as described in the Company’s press release dated December 16, 2021.

All amounts are in Canadian dollars.

About Enthusiast Gaming

Enthusiast Gaming is the leading gaming media and entertainment company in North America, building the largest platform for video game enthusiasts and esports fans to connect and compete worldwide. Combining the elements of its five core pillars: creators, content, communities, games, and experiences, Enthusiast Gaming provides a unique opportunity for marketers to create integrated brand solutions to connect with coveted Gen Z and Millennial audiences. Through its proprietary mix of digital media, content and gaming assets, Enthusiast Gaming continues to grow its network of communities, reflecting the scale and diversity of gaming enthusiasts today.

Investor Contacts

Enthusiast Gaming – Alex Macdonald, CFO
FNK IR – Rob Fink / Matt Chesler, CFA
investor@enthusiastgaming.com

Forward-Looking Statements

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast Gaming anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking statements in this news release include, but are not limited to, statements regarding the availability of the Facilities, the impact of the principal deferral on the Company’s liquidity position, the potential for the Company to further increase the size of its operating facility subject to maintaining certain metrics relating to its borrowing base, the satisfaction of closing conditions, including the receipt of the EDC guarantee, and the Company’s goals and performance objectives in Q4 2023 and beyond.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, including, but not limited to, expectations and assumptions concerning: interest and foreign exchange rates; capital efficiencies, cost saving and synergies; growth and growth rates; the success in the esports and gaming media industry; the Company’s growth plan, and judgment applied in the application of the Company’s accounting policies and in the preparation of financial statements in accordance with applicable financial reporting standards. While Enthusiast Gaming considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. In addition, forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; and future legislative, tax and regulatory developments. Readers are cautioned that the foregoing list is not exhaustive. For more information on the risks, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Enthusiast Gaming which are available on SEDAR at www.sedarplus.com. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Enthusiast Gaming disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.